NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The New York Stock Exchange hereby notifies the SEC
 of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 1, 2010, pursuant to the provisions of Rule 12d2-2 (a).


[  X  ] 17 CFR 240.12d2-2(a)(3)  That on November 2,
2009 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

B&G Foods, Inc. had announced that it has issued a notice of redemption for $90,000,002.95 principal amount of its outstanding 12% senior subordinated notes due 2016 at a cash redemption price of 106% of the principal amount of the notes being redeemed, plus accrued and unpaid interest on such amount, to, but excluding, November 2, 2009. Upon completion of the redemption on November 2, 2009, $69,540,885.70 principal amount of the senior subordinated notes remain outstanding.

Pursuant to the terms of the indenture, the partial redemption of the senior subordinated notes by B&G Foods resulted in an automatic separation
(or "splitting") of all of the EISs on OCTOBER 30, 2009. The remaining senior subordinated notes that are not redeemed, whether previously represented by EISs or held separately, are not be listed on an exchange and B&G Foods did not intend to create or sustain a market for such notes following the redemption date. Thus, the extent of any market for the remaining senior subordinated notes will depend upon, among other things, the principal amount of the senior subordinated notes that remain outstanding after the redemption date, the number of holders remaining at such time and the interest in maintaining a market in the senior subordinated notes on the part of securities firms. Holders may need to hold their senior subordinated notes until maturity or an earlier redemption, if any, by the Company.

The automatic separation of the EISs and the partial redemption of the senior subordinated notes did not result in any change in the payments that holders of the component senior subordinated notes and shares of Class A common stock should expect to receive, except that after the redemption date holders no longer receive interest payments on those senior subordinated notes that have been redeemed.

The Exchange also notifies the Securities and Exchange
Commission that as a result of the above indicated conditions this security was suspended from trading on October 27, 2009.